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                                                               EXHIBIT (a)(5)(B)


                               [iVillage(TM) LOGO]


FOR IMMEDIATE RELEASE
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              iVillage Completes Exchange Offer for Promotions.com

NEW YORK - April 19, 2002 - iVillage Inc. (Nasdaq: IVIL) today announced the completion of its exchange offer, which was made through a wholly-owned subsidiary, for all outstanding shares of common stock (including associated preferred share purchase rights) of Promotions.com, Inc. (OTC: PRMO.OB). The offer expired at 12:00 midnight New York City time on Thursday, April 18, 2002.

iVillage has been advised by Continental Stock Transfer & Trust Company, the exchange agent for the offer, that as of 12:00 midnight New York City time on Thursday, April 18, 2002, approximately 11,923,405 shares of Promotions.com common stock had been tendered into the offer and not withdrawn (including 84,863 shares through notice of guaranteed delivery). These shares constitute approximately 82.3% of the outstanding shares of Promotions.com common stock. All shares of Promotions.com common stock validly tendered and not properly withdrawn before the expiration of the offer have been accepted for exchange and will be exchanged promptly. All shares represented by notices of guaranteed delivery, which were received before the expiration of the offering period, will be exchanged promptly after the shares are delivered.

iVillage now plans to acquire the remaining outstanding shares of common stock of Promotions.com through a second-step merger. Promotions.com will call a special meeting of its stockholders as soon as practicable for the purpose of approving the merger. Because iVillage acquired more than a majority of the outstanding Promotions.com common stock in the exchange offer, iVillage will be able to approve the merger agreement without the affirmative vote of any other Promotions.com stockholder.

The second-step merger will be consummated soon after stockholder approval. Each share of Promotions.com common stock that was not tendered and accepted for exchange in the tender offer (other than shares owned by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted in the merger into the same consideration paid in exchange for each share of Promotions.com common stock in the exchange offer. After the merger becomes effective, a letter of transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders of record who did not tender their shares in the tender offer. iVillage expects that the completion of the second-step merger will take several weeks.

About iVillage Inc.

iVillage Inc. is a leading women's media company and the number one source for women's information online. iVillage includes iVillage.com, Women.com, Business Women's Network, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading online women's destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,100 hospitals nationwide.

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iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Diet & Fitness, Entertainment, Food, Health, Home & Garden, Lamaze, Money, Parenting, Pets, Pregnancy, Relationships, Shopping, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services.


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CONTACTS:
iVillage                                     The Abernathy MacGregor Group
Carl Fischer                                 Carina Thate
212.600.6502                                 212.371.5999
cfischer@mail.ivillage.com                   cct@abmac.com


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